GCF - 344/02

August 13,2002.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,D.C. 20549
U.S.A

SUPPL

Re.: Submission of Information pursuant to Rule 12g3-2(b) – under the Securities Exchange Act of 1934

File Nº. 82-4153

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
AUG 26 2002
WASH. D.C. 154 SECTION

02049665

Dear Sirs,

Pursuant to Rule 12g3-2(b) – under the Securities Exchange Act of 1934, as amended, PETROBRAS DISTRIBUIDORA hereby furnishes you with one copy of the following document:

Press Release on the financial performance as of June 30, 2002.

In the event that any questions should arise in connection with this matter, please contact the undersigned at PETROBRAS DISTRIBUIDORA (Tel: 55-21-3876-4045; Fax 55-21-3876-4977) – Rua General Canabarro nº 500 – 16º andar – Rio de Janeiro - RJ – 20271-905.

Very truly yours.

Carlos Rocha Velloso
Accounting Manager

PETROBRAS DISTRIBUIDORA S.A.

Second Quarter 2002 Earnings Release

PETROBRAS DISTRIBUIDORA S.A. – BR [BOVESPA: BRDT; OTC: PTBRY] All operating and financial information is presented in Reais (R$), according to Brazilian Corporate Law, unless otherwise stated.

Petrobras Distribuidora S.A. reported net income of R$528 million from January to June 2002, of which R$147 million in 2Q- 2002.

. Petrobras Distribuidora reported net income for 2Q-2002 of R$147 million (R$79 million in 2Q-2001 and R$381 million in 1Q-2002).

Net income for the period January to June 2002 (R$528 million) is mainly due to an 8.4% increase in net sales, reflecting increased fuel prices and higher sales volume, as well as profits from changes in its investment portfolio, with the transfer to PETROBRAS of its holdings in 13 state gas distribution companies at the end of the first quarter.

. Gross revenues for 2Q-2002 were R$5,346 million and net revenues R$4,379 million, a 16% and 16.5% increase, respectively, over 1Q-2002.

. Gross revenues for 1H-2002 were R$9,954 million and net revenue R$8,138 million, versus R$9,215 million and R$7,505 million, respectively, for 1H-2001.

. Second quarter 2002 sales volume increased 2.9% over 1Q-2002 to reach 6,739 thousand m^3, increasing market share to 33.2% for the six months ending June 2002.

. 1H-2002 sales volume increased 2.2% over 1H-2001, reaching an average of 2,215 thousand m^3/month.

. Cash generation (EBITDA) for 1H-2002 was R$316 million, versus R$216 million for 1H-2001.

. BR's market capitalization on June 30 2002 was R$1,892 milliion (R$43.79 per thousand shares), 51% higher than on June 30 2001 (R$1,253 million and R$29.00 per thousand shares)

PETROBRAS DISTRIBUIDORA	Table of contents

Net income

Petrobras Distribuidora reported net income of R$528 million for 1H-2002 (R$124 million for first half 2001) and operating income of 3.6% of net revenues (2.5% in 1H-2001). Net income for 2Q-2002 was R$147 million (R$79 million in 2Q-2001), and operating profit was equal to 5.0% of net operating revenue (3.0% in 2Q-2001).

Millions of Reais (R$)						
	2nd Quarter			January - June		
1st Q 2002	2002	2001		2002	2001	Δ %
3.759	4.379	3.885	Net operating revenue	8.138	7.505	8,4
74	219	118	Operating income	293	189	55,0
381	147	79	Net income for the period	528	124	325,8
8,82	3,41	1,83	Net income per '000 shares	12,23	2,88	326,1
1.801	1.892	1.253	Market Value	1.892	1.253	51,0

The main factors affecting 1H-2002 net income were:

- A 2.2% increase in fuel sales volume, primarily of gasoline (12.0%) and diesel (8.3%), raising BR's market share to 33.2% for the six months ending June 2002.

- Operating expenses increased 26.4% (R$68.9 million) over 1Q-2002 and 49.9% (R$109,7 million) over 2Q-2001, primarily due to:

  - A R$21.6 million increase in bad debt provisions over 2Q-2002 (R$27.7 million higher than 2Q-2001), mainly due to the higher volume (R$15.0 million) of receivables being collected through the courts;

  - A R$62.9 million increase over 1Q-2002 (R$53.1 million over 2Q-2001) in amortizations of conditional loans, caused by adjustments to the Company's contractual records;

  - A change to accounting for delivery freight costs as operating expenses (see sales deductions – page 6);

  - A R$7.7 million increase over 1Q-2002 in financial income, (R$8.4 million over 2Q-2001) mainly due to interest on past due client payments and a higher volume of service station financing;

- An increase in non-operating earnings caused by the profits (R$506 million) on the sale of BR's equity stakes in 13 associated gas companies to PETROBRAS on March 28 2002.

Financial Highlights

1st Q 2002	2nd Quarter 2002	2nd Quarter 2001		January - June 2002	January - June 2001
8,9	12,5	8,7%	Gross Margin (%)	10,9	8,6
2,0	5,0	3,0%	Operating Margin (%)	3,6	2,5
10,1	3,4	2,0%	Net Margin (%)	6,5	1,7
89	227	128	EBITDA – R$ million	316	216

Business activities yielded R$316 million of earnings before interest, tax, depreciation and amortization (EBITDA) in 1H-2002, 46.3% higher than 1H-2001.

The gross margin for January to June 2002 increased 26.7% over that of 1H-2001, reflecting the 2.2% increase in total sales volume.

The operating margin for 1H-2002 increased 44% over that of 1H- 2001.

Debt

	Millions of Reais (R$)		
	06.30.2002	03.31.2002	Δ %
Short-term Debt	789	101	681,2%
Long-term Debt	-	-	-
Total Debt	789	101	681,2%
Net Debt/(Net Debt + Equity) Ratio	27,5%	5,0%	450%
Total Net Assets	4.383	3.690	18,8%
Capital Structure (Liabilities/Total Assets)	52,5%	47,5%	10,5%

The Company's debt is mainly comprised of amounts owed to PETRÓLEO BRASILEIRO S.A –PETROBRAS for the purchase and sale of product, under normal market conditions for such transactions. Total debt as of June 30 2002 was considerably higher than in March 31 2002, due to the installation of the SAP/R3 integrated management system, that led the Company to anticipate purchases, in order to guarantee client supply as the data base migrated to the new system by July 1 2002.

Capital Expenditures

For the 1H-2002, in compliance with the targets in its strategic plan for 2002, capital expenditures totaled R$176 million, primarily on expansion and upgrading of its service stations network, support for its industrial and commercial clients, improvements in distribution bases and IT, as well as in safety and environmental systems.

	Millions of Reais (R$)				
	January - June				
	2002	%	2001	%	Δ%
Implementation and remodeling of oil products and natural gas retail service stations	109	62%	50	69%	118%
Expansion and remodeling of Storage bases/distribution terminals	12	7%	9	14%	33%
Installations at industrial/commercial clients	32	18%	2	3%	1.500%
Administrative and information technology infrastructure	18	10%	10	13%	80%
Implementation of safety and environmental protection system	5	3%	1	1%	400%
Total investment	176	100%	72	100%	144%

Sales Volume

Sales volume for the 1H-2002 increased 2.2% over 1H-2001, a sign of BR's competitiveness, after the gradual return to normal commercial relationships, increasing market share to 33.2% versus 32.1% for the six months ending June 2001.

Thousands of cubic meters

Sales volume

	2nd Quarter			January - June		
1st Q 2002	2002	2001		2002	2001	Δ %
1.183	**1.219**	1.103	**Gasoline**	2.402	2.144	12,0%
105	**117**	122	**Alcohol**	222	240	-7,4%
2.502	**2.600**	2.504	**Diesel**	5.102	4.710	8,3%
1.345	**1.350**	1.634	**Fuel Oil**	2.695	3.169	-15,0%
592	**584**	601	**Aviation Products**	1.176	1.215	-3,2%
53	**59**	48	**Lubricants**	112	94	19,1%
167	**173**	143	**Natural Gas**	340	276	23,2%
120	**154**	155	**Asphalt**	274	254	7,9%
485	**483**	471	**Others**	968	907	6,7%
6.552	**6.739**	6.781	**Total**	**13.291**	**13.009**	**2,2%**

Net Operating Revenue

Net operating revenue from the sale of products and services for 1H-2002 increased 8.4% over 1H-2001, reflecting fuel price increases and higher sales volumes, primarily of gasoline (12.0%) and diesel (8.3%).

Millions of Reais (R$)

Net income per product

	2nd Quarter			January - June		
1st Q 2002	2002	2001		2002	2001	Δ %
1.015	**1.167**	1.048	**Gasoline**	2.182	2.087	4,6%
68	**77**	78	**Alcohol**	145	159	-8,8%
1.489	**1.795**	1.512	**Diesel**	3.284	2.848	15,3%
464	**543**	534	**Fuel Oil**	1.007	1.050	-4,1%
253	**347**	342	**Aviation Products**	600	668	-10,2%
90	**97**	79	**Lubricants**	187	153	22,2%
64	**69**	48	**Natural Gas**	133	89	49,4%
44	**55**	54	**Asphalt**	99	85	16,5%
259	**219**	182	**Others**	478	346	38,2%
3.746	**4.369**	3.877	**Total**	**8.115**	**7.485**	**8,4%**

Sales Deductions

Starting in January 2002, there has been a reclassification of freight costs that are for the Company's account but are built into the client's price. Shown in the financial statements as deductions from gross revenues up to December 31 2001, this item has been reclassified as selling expenses (R$84,011 million in 1H-2002 and R$ 73,926 million in 1H-2001). While these expenses will now be excluded from net revenues on sales of products and services and from gross profit, this will not affect operating income in either period.

Millions of Reais (R$)

	2nd Quarter			January - June		
1st Q 2002	2002	2001		2002	2001	Δ %
790	897	817	ICMS	1.687	1.597	5,6%
11	12	10	PASEP	23	20	15,0%
49	57	49	COFINS	106	93	14,0%
850	966	877	Total	1.816	1.710	6,2%

Income Statement

Millions of Reais (R$)			
		Six-month period ended June, 30	
1st Q-2002		2002	2001
4.609	**Sales of Products and Services**	9.954	9.215
(850)	**Value-Added and Other Taxes on Products and Services**	(1.816)	(1.710)
3.759	**Net Operating Revenues**	8.138	7.505
(3.424)	Cost of Sales	(7.254)	(6.862)
335	**Gross Profit**	884	643
	Operating Expenses		
(244)	Selling, General and Administrative	(576)	(432)
(23)	Taxes	(44)	(37)
3	Others, net	12	8
(264)		(608)	(461)
	Financial Income (Expenses)		
40	Income	87	68
(37)	Expense	(73)	(68)
-	Monetary and Exchange Variation – Assets and Liabilities, net	3	7
3		17	7
74	**Operating Income**	293	189
506	**Non-operating Income, net**	508	5
(199)	**Income Taxes Expense**	(273)	(70)
381	**Net Income**	528	124

Balance Sheet

Assets	Millions of Reais (R$)	
	06.30.2002	12.31.2001
Current Assets	**2.833**	**2.271**
Cash and Cash Equivalents	96	69
Accounts Receivable	1.725	1.429
Taxes Recoverable	136	146
Inventories	758	542
Others	118	85
Non-current Assets	**584**	**573**
Accounts Receivable	240	263
Restricted Deposits for Legal Proccedings	117	107
Deferred Income Taxes	151	137
Others	76	66
Fixed Assets	**966**	**856**
Investments	88	111
Property, Plant and Equipment	878	745
Total Assets	**4.383**	**3.700**

Liabilities	Millions of Reais (R$)	
	06.30.2002	12.31.2001
Current Liabilities	**1.783**	**1.641**
Suppliers	697	640
Taxes and Social Contributions Payable	108	88
Dividends and Interest on Capital	-	89
Transactions with Controlling Company	789	705
Others	189	119
Long-term Liabilities	**516**	**503**
Health-care Benefits	224	208
Pension Benefits	198	199
Contingencies	94	96
Shareholders' Equity	**2.084**	**1.556**
Capital Stock	812	812
Reserves	744	744
Net Income	528	-
Total Liabilities	**4.383**	**3.700**

Cash Flow Statement

	Millions of Reais (R$) Six-month period ended June, 30	
	2002	2001
Net Income	**528**	**124**
(+) Adjustments to reconcile net income to the net cash provided by operating activities	201	94
Depreciation	39	33
Residual Value of Written-off Assets	49	1
Clients' forgiven debts	78	31
Provisions	49	30
Others	(14)	(1)
Decrease (Increase) in assets	(648)	(153)
Short Term Accounts Receivable	(370)	(118)
Inventories	(216)	40
Others	(62)	(75)
Increase (Decrease) in Liabilities	148	(21)
Suppliers	56	(8)
Taxes and Social Contributions	20	8
Others	72	(21)
Net Cash Provided by Operating Activities	**229**	**44**
Net Cash Used in Financing Activities	**(5)**	**(13)**
Transactions with the Controlling Company	84	65
Dividends payments	(89)	(78)
Net Cash Used in Investment Activities	**(198)**	**(69)**
Operating and Commercial Activities	(161)	(65)
Administrative Activities	(12)	(1)
Equity Investments and Others	(25)	(3)
Increase (Decrease) in Cash and Cash Equivalents	**26**	**(38)**
Cash and Cash Equivalents at the Beginning of the Period	70	75
Cash and Cash Equivalents at the End of the Period	96	37

Value Added Statement

	Millions of Reais (R$) January - June 2002	2001
Total Revenues	**10.426**	**9.203**
Sales of products and services	9.954	9.215
Allowance for doubtful accounts	(36)	(17)
Non-operating income, net	508	5
Consumables from third parties	**8.798**	**8.264**
Products and Services	8.459	8.025
Materials, Eletricity, Third-Party Services, Provisions and Others	339	239
Gross Added Value	**1.628**	**939**
Retention	**39**	**33**
Depreciation	39	33
Net Value Added	**1.589**	**906**
Value Added Received in Transfers	**92**	**75**
Financial and Exchange Income	92	75
Total Value Added Available for Distribuition	**1.681**	**981**
Distribution of Value Added	**1.681**	**981**
Personal and Social Charges	130	118
Taxes, Fees and Contributions	939	661
Financial Expenses, Interest and Rentals	84	78
Retained Earnings	528	124

Taxes and Contributions Paid

BR's 1H-2002 economic contribution to the nation, measured by payment of taxes and social contributions, totaled R$571 million, 70.4% higher than in 1H-2001.

Millions of Reais (R$)

1st Q 2002	2nd Quarter 2002	2nd Quarter 2001		Economic Contribution-Brazil January - June 2002	2001	Δ %
69	79	65	ICMS	148	137	8,0%
11	11	10	PASEP	22	19	15,8%
49	53	46	COFINS	102	90	13,3%
22	233	36	Income Taxes	255	52	390,4%
23	21	20	CPMF and Others	44	37	18,9%
174	397	177	Total	571	335	70,4%

Capital Stock and Shareholders Equity

Major shareholders	Voting Capital Common Shares %	Non-voting Capital Preferred Shares %	Total %
Petrobras	99,9%	59,6%	73,6%
Brazilian Institutional Investors		11,5%	7,5%
International Institutional Investors		6,1%	4,0%
Individual Shareholders		21,2%	13,8%
ADR - Level I		1,6%	1,0%
Others	0,1%		0,1%
Total	100%	100%	100%
Total Shares	15.000.000.000	28.199.977.500	43.199.977.500

Shareholders' equity at the end of June 2002 was R$2,084 million, with book value of R$48.25 per thousand shares. Market capitalization at the June 30 2002 Bovespa price was R$1,892 million (R$43.79 per thousand shares).

For more information, visit PETROBRAS DISTRIBUIDORA'S website at www.br.com.br

CONTACTS:

PETROBRAS DISTRIBUIDORA S.A.
Rua General Canabarro, 500
16º floor – Maracanã - Rio de Janeiro, RJ
20271-905 Brasil
Abelardo de Lima Puccini
Chief Financial Officer and Investor Relations Director
+55 (21) 3876-4045
E-mail : rel.invest@br-petrobras.com.br
Carlos Rocha Velloso
Financial Controls and Investor Relations
+55 (21) 3876- 3535

"Statements made in this report relating to business prospects for the Company,. projections and operating and financial targets and in relation to the potential growth for the Company constitute mere forecasts and were based on Management's outlook for the future of the Company. Such expectations are highly dependent on market conditions, macroeconomic performance of the country, of the sector and international markets and are, therefore, subject to change".